Exhibit 1.02

Conflict Minerals Report

This Conflict Minerals Report for TIBCO Software Inc. (“TIBCO,” “we” or “our”) is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 and covers the reporting period from January 1 to December 31, 2013. The Rule was adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), and imposes certain reporting obligations to make filings with the SEC on registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, the “3TG Minerals”) for the purposes of this assessment. Trade in the conflict minerals sometimes partially finances or benefits armed groups operating in the Democratic Republic of the Congo or an adjoining country (the “Conflict Area”).

1.	Company Overview

TIBCO, a Delaware corporation, is a leading independent provider of infrastructure and business intelligence software. Our software platform enables customers to create flexible, event-driven applications and deliver real-time, actionable insight. While we are generally a software company, we currently sell four hardware product lines. As of November 30, 2013 (the end of our last fiscal year), revenue recognized from hardware sales represented less than 3% of our total revenue. Our common stock is quoted on the NASDAQ Global Select Market under the symbol “TIBX.”

2.	Hardware Product Line Overview

As mentioned above, a vast majority of our products are software products, and only 3% of our total revenue during our last fiscal year was from hardware sales. While TIBCO does not physically manufacture any of its four hardware product lines, we do have agreements with manufacturers to procure our four hardware product lines. Based on the available guidance on the Rules regarding the determination of whether a company “contracts to manufacture” a product and an analysis of information we gathered on our hardware products for the calendar year of 2013, we identified only three of our hardware product lines that contain conflict minerals that are necessary to the functionality or production of a product for which we contract to manufacture. These hardware product lines are our (i) TIBCO Enterprise Message ServiceTM appliances, (ii) TIBCO FTL® Message Switch appliances and (iii) prior generation TIBCO LogLogic® Log Management Intelligence appliances (which appliances were replaced in December 2013). These hardware product lines often require the use of tin, tungsten, tantalum, and gold, which are conflict minerals subject to the Rule.

3.	Supply Chain Overview

Our supply chain related to our hardware product lines is complex as we are several layers removed from the actual mining of the conflict minerals. Our hardware products are manufactured in their entirety by our supply chain, therefore, we rely on our direct manufacturers to provide information on the origin of the conflict minerals contained in the components which are included in our hardware products.

4.	Reasonable Country of Origin Inquiry and Conclusion

TIBCO conducted an internal assessment and found that certain components in our hardware products contain conflict minerals that are necessary to the functionality or production of those hardware products. Therefore, we are subject to the reporting obligations of the Rule and we conducted a reasonable country of origin inquiry (an “RCOI”) to determine which TIBCO hardware products contain conflict minerals and whether such conflict minerals originated in the Conflict Area.

The methods we used to try to determine the origin of conflict minerals in our hardware products included:

•	contacting our direct suppliers and asking them to provide information on (1) the conflict minerals contained in each of the hardware products that they manufactured for us and (2) the source of the conflict minerals, including smelter/refinery information and location of mines;

•	soliciting survey responses from the suppliers of our hardware products, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (the “EICC”) and the Global e-Sustainability Initiative (the “GeSI”);

•	sending reminders to suppliers who did not respond to our requests for information; and

•	reviewing responses that we received from our suppliers, including comparing smelters identified in the reporting templates against the list of smelter facilities which have been identified as “conflict free” by the EICC-GeSI Conflict Free Sourcing (the “CFS”) program.

We conducted a survey of our active suppliers using a template developed by the EICC and GeSI, known as the Conflict Minerals Reporting Template. The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free minerals policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. This template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

We surveyed both of our suppliers who manufacture our hardware products containing conflict minerals which are necessary to the functionality or production of such products. We sent the Conflict Minerals Reporting Template to those direct suppliers and, after sending multiple reminders to both suppliers, received responses from both of these suppliers.

In the responses from these suppliers, the information we received was often incomplete regarding those facilities utilized to process necessary conflict minerals that are included in our hardware products, and not all of the smelters listed in the surveys appeared on the CFS list of conflict-free smelters. It will take time for our suppliers to verify the origin of all of the minerals, and they may not succeed in determining the origin of all or any such minerals.

5.	Conflict Minerals Status Analysis and Conflict Status Conclusion

We do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our hardware products or identify the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

Given the fact that not all smelters identified were on the CFS list of conflict free smelters and the number of responses from our suppliers that were incomplete or determined to be uncertain or unknown relative to the question of sourcing of raw materials, TIBCO’s due diligence efforts related to calendar year 2013 were unable to precisely determine whether or not all supplier parts in its supply chain contain necessary conflict minerals or, in the alternative, utilized conflict minerals in their manufacture, that either financed or benefited, directly or indirectly, armed groups in the Conflict Area. As such, TIBCO’s due diligence related to calendar year 2013 found that its hardware products containing or utilizing conflict minerals are DRC conflict undeterminable.

6.	Due Diligence Program

6.1.	Conflict Minerals Policy

Our policy with respect to the sourcing of conflict minerals can be found at www.tibco.com, under the heading “Investor Information”. The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.

6.2.	Due Diligence Process

6.2.1.	Design of Our Due Diligence and Description of the Due Diligence Process

Our due diligence processes and efforts have been designed to conform in all material respects within the framework provided by the second edition of the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, and communication with suppliers. We took measures to ensure that the findings of our supply chain risk assessment are reported to members of our senior management, including our CEO, COO, General Counsel, CFO, EVP of Products and Technology, EVP of Global Field Operations, and CTO, as well as other members of our intellectual property, legal, finance, product management and purchasing groups.

6.2.2.	Record Maintenance

We have established our due diligence compliance process and a documentation and record maintenance procedure to ensure the retention of relevant documentation in a structured electronic database.

6.3.	Steps to Be Taken to Mitigate Risk and Maturing Due Diligence Program

As we move towards developing our due diligence program, we intend to enhance our supplier communication and to improve our due diligence data accuracy in order to mitigate the risk that the necessary conflict minerals contained in our hardware products could benefit armed groups in the Conflict Area.

7.	Audit of Supply Chain Due Diligence

We do not have a direct relationship with 3TG Minerals smelters and refiners, nor do we perform direct audits of the other entities in our supply chain.

8.	Continuous Improvement Efforts to Mitigate Risk

We intend to undertake the following next steps with respect to calendar year 2014 to improve the due diligence process and to gather additional information which will assist us to determine whether the conflict minerals we utilize benefit armed groups contributing to human rights violations:

•	continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals by utilizing the Conflict Minerals Reporting Template;

•	work with our suppliers who provided incomplete or insufficient information in an effort to obtain complete and accurate information for calendar year 2014;

•	provide our Conflict Minerals Policy to suppliers as part of our EEIC-GeSI Conflict Minerals Reporting Template based supplier inquiry process for 2014;

•	seek confirmation from our suppliers of their conflict-free status;

•	working to establishing new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquires; and

•	attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the Electronic Industry Citizenship Coalition / Global e-Sustainability Initiative (EICC/GeSI) Conflict Free Smelter Program.